news release

Zi Corporation Reports Results for 2006 Second Quarter,
First Six-Months

CALGARY, AB, August 11, 2006 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today reported results for its second quarter and first six months ended June 30, 2006. (Unless otherwise indicated, all monetary amounts in this news release are in U.S. dollars.)

Total revenues for this year's second quarter were $2.7 million compared to total revenues of $3.1 million for the second quarter of 2005. Revenue for the 2005 period included $0.2 million from e-learning operations that have since been divested. The remainder of the year-over-year decline in quarterly revenue was primarily due to decreases from two small- to mid-sized original equipment manufacturers (OEMs) that historically were significant sources of revenue, and that Zi believes are losing market share to the wireless industry's largest OEMs. The sequential revenue decline from the 2006 first quarter was due principally to revenue received in the first quarter of this year for fully paid-up licenses for the Company's technology to customers in the video gaming market, and $0.6 million of other product revenue resulting from the nonrecurring, first quarter consolidation of Archer Education Group Inc. (Archer) results. Gross margin as a percentage of revenue for this year's second quarter was 97 percent versus 96 percent for the year earlier quarter.

The net loss for the 2006 second quarter was $3.0 million, or a loss per basic and diluted share of $0.07, compared to a net loss of $0.2 million, or a loss of $0.00 per basic and diluted share in the prior year period, which included a $1.4 million gain from the settlement of litigation. Year over year increases in legal fees of $0.6 million, lower revenue from licensing and implementation fees of $0.3 million and higher selling, general and administrative expense (SG&A) due to accounting for stock options and bad debt expense represented the balance of the increased loss.

This year's second quarter results included $0.4 million in stock-based compensation expense to reflect the adoption of Statement of Financial Accounting Standards 123(R), "Share Based Payment", (SFAS 123(R)) in the current year, whereas in last year's second quarter SFAS 123(R) had not been adopted.

New President and Chief Executive Officer Milos Djokovic, the Company's former Chief Technology Officer and Chief Operating Officer who was appointed President and CEO on May 26, said he was optimistic the sales and marketing initiatives currently underway would help return Zi to sustained revenue growth.

"We have several important transactions underway that we believe will provide impetus for the future," Djokovic said. "This is an important time for Zi and I look forward to leading the Company back to solid financial footing."

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Djokovic noted that historically Zi has licensed its products to smaller and mid-sized mobile phone OEMs, with an emphasis on Asian-based OEMs. While the sale of mobile handsets globally reflects significant year over year growth, OEMs are under pressure by carriers to reduce device costs and ultimately the price paid by consumers. As a result of these and other factors, a number of the smaller and mid-sized OEMs have exited the handset device business, resulting in the larger OEM's increasing their relative market share because of their ability to provide low cost feature rich devices. In response to these market changes, Zi continues to shift its sales focus for its predictive text products to the largest OEMs, and has achieved some early success to such top-tier OEMs.

Zi is also shifting its focus through the development of new products, such as Qix, which is directed at mobile carriers on the basis that it can generate higher customer billings for the carrier by increasing the average revenue per user (ARPU). Based on higher ARPU's for the carriers, the Company believes that the carriers will pay a higher price for Qix compared to its predictive text products. Consumer market trials have shown that ARPU increases for carriers in the range of 30 percent are achievable, which has resulted in interest in Qix with a number of European and American carriers.

Djokovic said that key highlights of the second quarter included:

  The launch of Zi's most advanced predictive text solution for China to-date – a new version of eZiText® that is the only one in the world with run-on phase-level input for mobile devices – allowing users to type a phrase through Stroke, Pinyin or Zhuyin mode, even if a match cannot be found.

  The announcement of a sustained 33 percent increase in ARPU for Virgin Mobile users with trial handsets since the operator began using Qix in the Summer of 2005.

  The announcement of the availability of Decuma for Arabic, the world's 5th largest language. Decuma Arabic is a personal and powerful pen-input solution featuring prediction.

  The integration of eZiText® predictive text software into Trolltech's Qtopia® application platform to enhance the power of today's mobile user interface and address the needs of the rapidly growing international market for Linux-based mobile devices.

Zi Corporation total revenues for the first six months of 2006 were $6.4 million compared to total revenues of $6.0 million for the comparable year earlier period. Revenue in this year's first six months included revenue recorded in this year's first quarter from customers in the video gaming market, which was offset by the second quarter decline in revenue from two OEMs that historically were significant sources of revenue. Total revenues for the first six months of 2006 included other product revenue from e-Learning of $0.6 million, compared to $0.4 million for the comparable year earlier period. The increase in other product revenue is principally due to the operations of Archer, which was consolidated with the Company from January 2006 to February 2006. The Company now holds approximately 45 percent of Archer common shares. Gross margin as a percentage of revenue in the first half of 2006 was 97 percent compared to 95 percent in the prior year period.

The net loss for this year's first six months was $5.3 million, or a loss per basic and diluted share of $0.11, compared to a net loss of $1.7 million, or a loss per basic and diluted share of $0.04 for the year-earlier period, which includes the $1.4 million gain for the settled litigation. The balance of the year over year increase in loss was represented by the following: increase in legal fees of $1.2 million; higher SG&A of $0.9 million as a result of accounting for stock options and bad debt expense; higher product research and development expense of $0.3 million; equity interest in the loss from Archer's operations $0.2 million; and higher income tax expense related to our Chinese operations of $0.2 million.

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This year's six months results included $0.5 million in stock-based compensation expense to reflect the adoption of SFAS 123(R) in the current year, which as discussed above was not in effect last year.

The Company's balance sheet as of June 30, 2006 showed cash and cash equivalents of $4.7 million plus $1.7 million that is restricted for use for the Company's operations in China; total assets of $15.3 million; total liabilities of $6.0 million; a current ratio of 1.67:1; and shareholders' equity of $9.3 million.

Zi earned royalties from 50 and 61 licensees, respectively during the 2006 second quarter and first six months quarter, compared to 57 and 59 in the respective year earlier periods. There were 120 new handset models embedded with eZiText released into the market in the 2006 second quarter, and for the first six months of this year, 170 new models were released into the market, bringing the total at the end of the first six months of 2006 to 1,170 compared to 930 at the end of the 2005 first six months.

SG&A expense in the second quarter of 2006 was $2.9 million compared to $2.3 million in the second quarter of 2005. The year-over-year increase in the 2006 second quarter was due to $0.3 million in stock-based compensation expense and $0.3 million in allowance for doubtful debt expense, reflecting, principally, the effective business discontinuance of certain Zi customers.

SG&A expense in the first six months of this year was $6.0 million compared to $5.1 million in the same prior last period. For the first six months of 2006, the increase in SG&A expense of $0.9 million was primarily due to the operations of Archer, which accounts for $0.6 million of the increase. This increase is offset by the deconsolidation of Archer late in the first quarter, which reduced SG&A in the second quarter by $0.3 million. The remaining increase in SG&A, after adjusting for the effects of Archer and the deconsolidation, is due to $0.3 million in stock based compensation expense and the provisions made for doubtful accounts.

The Company continues to invest in new product features and enhancements to software language databases along with continued investment in Qix and Decuma handwriting recognition software. Product research and development expense, net of capitalized costs, for the 2006 second quarter and first six months were $1.3 million and $2.5 million, respectively, compared to $1.2 million and $2.2 million in the respective year earlier periods. The Company capitalized $0.4 million and $0.8 million, respectively, in the 2006 second quarter and first six months, compared to $32,000 and $0.4 million in the respective periods in 2005.

Legal costs for the second quarter and first six months ended June 30, 2006 were $0.8 million and $1.7 million, respectively, compared to $0.3 million and $0.5 million for the same periods last year. The year-over-year increases in legal expense for the 2006 second quarter and first six months were due, in part, to defense costs related to the University of Texas action against numerous manufacturers of cell phones, of which one of the remaining defendants is a customer of Zi in the United States. As well, during 2005 a significant shareholder of the Company commenced actions to appoint its nominees to the Board of Directors of the Company, using shares that were allegedly illegally acquired and not in accordance with Alberta law or regulatory rules.

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	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005
(thousands except per share amounts)
(unaudited)
Revenue	$2,684	$3,144	$6,381	$6,014
Gross margin	$2,593	$3,008	$6,174	$5,725
Net loss	$(3,031)	$(181)	$(5,316)	$(1,695)
Total assets	$15,331	$21,526	$15,331	$21,526
Net loss per share - basic and diluted	$(0.07)	$(0.00)	$(0.11)	$(0.04)
Outstanding shares, weighted average	46,369	46,237	46,321	46,038
Outstanding shares, end of period	46,676	46,239	46,676	46,239

Conference Call

As previously announced, Zi is conducting a conference call to review its financial results today at 9:00 AM EDT (Eastern). The dial-in number for the call in North America is 1-800-500-0311 and 1-719-457-2698 for overseas callers. A live audio webcast and replay of the call can be accessed for 10 days at the Company's website at www.zicorp.com.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry; eZiType™ for keyboard prediction with auto-correction; Decuma® for predictive pen-input handwriting recognition; and the Qix search and service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

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Zi, Decuma, Qix, eZiTap, eZiText and eZiType are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Rene Caron	Milos Djokovic, Chief Executive Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
rene@allencaron.com	investor@zicorp.com	len@allencaron.com

TABLES FOLLOW

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Consolidated Balance Sheets
	June 30, 2006	December 31, 2005
(All amounts in United States of America dollars except share amounts)	(unaudited)	Restated –
		see note 3
Assets
Current assets
Cash and cash equivalents	$4,702,567	$11,509,321
Restricted cash	1,747,702	648,119
Accounts receivable, net of allowance of $737,137 (2005 – $426,697)	2,781,015	4,579,966
Accounts receivable from related party	2,059	–
Note receivable from related party	125,000	–
Work-in-progress and inventory	–	13,897
Prepayments and deposits	713,337	607,375
Total current assets	10,071,680	17,358,678
Capital assets – net	1,110,455	1,210,947
Intangible assets – net	3,811,577	3,834,880
Investment in significantly influenced company	337,360	–
	$15,331,072	$22,404,505
Liabilities and shareholders' equity
Current liabilities
Bank indebtedness	$–	$106,650
Accounts payable and accrued liabilities	3,356,790	4,547,725
Deferred revenue	2,596,249	4,185,341
Current portion of other long-term liabilities	64,329	64,927
Total current liabilities	6,017,368	8,904,643
Notes payable	–	147,678
Other long-term liabilities	–	30,530
	6,017,368	9,082,851
Contingent liabilities and guarantees

Shareholders' equity
Share capital
Unlimited number of Class A, 9% convertible, preferred shares authorized and no shares issued or outstanding	–	–
Unlimited number of common shares, no par value, authorized, 46,676,130 (2005 – 46,272,568) issued and outstanding	110,612,705	109,365,824
Additional paid-in capital	1,838,765	2,114,190
Accumulated deficit	(102,896,205)	(97,580,615)
Accumulated other comprehensive loss	(241,561)	(577,745)
	9,313,704	13,321,654
	$15,331,072	$22,404,505
See accompanying notes to consolidated financial statements.

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Consolidated Statements of Loss

	Three Months Ended June 30,		Six Months Ended June 30,
(All amounts in United States of America dollars except share amounts)
(unaudited)	2006	2005	2006	2005
Revenue
License and implementation fees	$2,683,912	$2,937,341	$5,825,798	$5,629,728
Other product revenue	–	206,922	555,523	384,596
	2,683,912	3,144,263	6,381,321	6,014,324
Cost of sales
License and implementation fees	91,041	70,669	184,228	134,040
Other product costs	–	65,691	22,696	155,555
	91,041	136,360	206,924	289,595
Gross margin	2,592,871	3,007,903	6,174,397	5,724,729
Operating expenses
Selling general and administrative	(2,898,073)	(2,307,285)	(5,998,003)	(5,144,084)
Litigation and legal	(826,178)	(264,839)	(1,692,027)	(504,227)
Product research and development	(1,277,317)	(1,239,041)	(2,526,917)	(2,230,542)
Depreciation and amortization	(353,107)	(284,602)	(669,142)	(552,456)
Gain on settlement of litigation	–	1,415,616	–	1,415,616
Impairment of note receivable	–	(250,000)	–	(250,000)
Operating loss before undernoted	(2,761,804)	77,752	(4,711,692)	(1,540,964)
Interest on capital lease obligation	(191)	(2,989)	(527)	(3,924)
Other interest expense	(12)	–	(54)	(273)
Interest and other income	70,500	75,202	175,461	181,018
Loss before income taxes	(2,691,507)	149,965	(4,536,812)	(1,364,143)
Equity interest in loss of significantly influenced company	(176,366)	–	(245,268)	–
Income taxes	(163,196)	(330,809)	(533,510)	(330,809)
Net loss	$(3,031,069)	$(180,844)	$(5,315,590)	$(1,694,952)
Basic and diluted loss per share	$(0.07)	$(0.00)	$(0.11)	$(0.04)
Weighted average common shares – basic and diluted	46,368,622	46,237,322	46,320,860	46,038,432
Common shares outstanding, end of period	46,676,130	46,239,168	46,676,130	46,239,168
See accompanying notes to consolidated financial statements.

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Consolidated Statements of Cash Flow

	Three Months Ended June 30,		Six Months Ended June 30,
(All amounts in United States of America dollars) (unaudited)	2006	2005	2006	2005
Net cash flow from (used in) operating activities:
Net loss	$(3,031,069)	$(180,844)	$(5,315,590)	$(1,694,952)
Items not affecting cash:
Loss on dispositions of capital assets	959	1,650	3,091	2,166
Depreciation and amortization	359,699	285,296	682,523	562,576
Non-cash compensation expense	390,795	–	533,492	–
Equity interest in loss of significantly
influenced company	176,366	–	245,268	–
Decrease (increase) in non-cash working capital	(26,522)	(2,582,228)	(400,638)	531,302
Cash flow used in operating activities	(2,129,772)	(2,476,126)	(4,251,854)	(598,908)
Cash flow from (used in) financing activities:
Proceeds from issuance of common shares net of issuance costs	–	39,719	–	2,244,852
Payment of bank indebtedness	–	–	(106,650)	–
Payment of capital lease obligations	(981)	(3,965)	(4,841)	(10,057)
Cash flow from (used in) financing activities	(981)	35,754	(111,491)	2,234,795
Cash flow from (used in) investing activities:
Purchase of capital assets	(162,960)	(79,630)	(226,571)	(119,271)
Software development costs	(422,279)	(32,257)	(775,249)	(357,566)
Other deferred costs	(11,633)	(91,068)	(26,287)	(105,734)
Acquisition of subsidiaries	–	–	–	(458,466)
Note receivable from related party	–	–	(125,000)	–
Disposition of subsidiaries	(4,321)	–	(143,407)	–
Changes in restricted cash	(280,942)	(123,814)	(1,099,583)	(527,854)
Cash flow used in investing activities	(882,135)	(326,769)	(2,396,097)	(1,568,891)
Effect of foreign exchange rate changes
on cash and cash equivalents	(29,548)	(107,562)	(47,312)	(351,510)
Net cash outflow	(3,042,436)	(2,874,703)	(6,806,754)	(284,514)
Cash and cash equivalents, beginning of period	7,745,003	14,716,478	11,509,321	12,126,289
Cash and cash equivalents, end of period	$4,702,567	$11,841,775	$4,702,567	$11,841,775

Components of cash and cash equivalents
Cash	$1,308,154	$2,014,943	$1,308,154	$2,014,943
Cash equivalents	$3,394,413	$9,826,832	$3,394,413	$9,826,832
Supplemental cash flow information
Cash paid for interest	$203	$2,989	$581	$4,197
Cash paid for income taxes	$206,586	$–	$384,421	$–
See accompanying notes to consolidated financial statements.

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1. NATURE OF OPERATIONS

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. On January 26, 2005, the Company purchased the assets of Decuma AB ("Decuma"), a Swedish company specializing in developing and marketing handwriting recognition software. The handwriting recognition software created by Decuma, with its patented Geometrical Invariant Technology, has the ability to recognize an individual's unique writing style. Through its e-Learning business segment which includes equity investments in Archer Education Group Inc. ("Archer") and previously Magic Lantern Group, Inc., the Company is indirectly involved in e-Learning technology, content and customer service, educational content and distribution channels to offer learning management systems and interactive online courses and network education solutions to meet diverse client requirements. Archer also provides personal and organizational teaching and learning through Canadian based schools.

2. GOING CONCERN BASIS OF PRESENTATION

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. The Company has incurred operating losses and experienced net cash outflow on a recurring basis.

As at June 30, 2006, the Company had an accumulated deficit of $102,896,205, and for the six months then ended the Company incurred a loss of $5,315,590 and used cash in operating activities of $4,251,854. Continuing operations are dependent on the Company achieving profitable operations and being able to raise additional capital. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to raise additional capital and continue as a going concern. The Company can give no assurances that it will be successful in raising additional capital or achieving profitability.

3. SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accounting policies used in preparing these interim consolidated financial statements are consistent with those used in the preparation of the 2005 annual consolidated financial statements, however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the 2005 annual consolidated financial statements. In management's opinion, the unaudited consolidated financial statements include all adjustments necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

Restatement of income tax expense

For the year ended December 31, 2004, the Company's income tax expense has been restated to reflect actual income tax expense for a previously understated liability. According to the Peoples Republic of China ("PRC") taxation law, those Foreign Investment Entities ("FIE") established in China that are involved in "productive" activities are entitled to tax holidays and tax reductions. These FIE tax benefits include a two-year tax holiday followed by a 50 percent reduction of the otherwise applicable tax rate for the following three years. Our Chinese subsidiary, Huayu Zi Software Technology (Beijing) Co. Ltd. ("Huayu Zi") had been categorized as a productive-type FIE in all of its PRC statutory filings, including its routine filings to tax authorities and believed it was entitled to the tax holiday and tax rate reductions.

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PRC tax authorities tightened the scope of FIE tax incentives and narrowed the tax holiday and reduction entitlement to those entities engaged in productive activities or engaged in "encouraged" industries. Changes to the operations of Huayu Zi in 2004 resulted in decreases in its research and development spending and revenues generated from productive activities (as defined under the FIE guidelines) which were below the stipulated levels required to qualify as a FIE eligible for the tax holidays and reductions. As a result, the Company should have recorded an increase in the income tax liability and expense of $336,161 for the year ended December 31, 2004. The Company previously disclosed in its consolidated financial statements for the year ended December 31, 2004, a contingent liability of $166,871 for 2004 income tax.

The accumulated deficit as at December 31, 2005, previously reported as $97,244,454, has been restated to $97,580,615 to show the effect of the restatement of the 2004 income tax expense.

Restricted cash

At June 30, 2006, the Company held the U.S. dollar equivalent of $1,747,702 (December 31, 2005 - $648,119) in Chinese Renminbis through its principal Chinese subsidiary. Due to Chinese government regulations pertaining to the capitalization of Chinese companies, these funds are available to fund the day-to-day operations of the Company's various Chinese subsidiaries and are not expected to be available to fund the non-Chinese operations of the Company in the foreseeable future.

At June 30, 2006 and December 31, 2005, the Company has classified these funds as restricted cash. The revision in classification to restricted cash of $648,119, previously reflected in cash and cash equivalents at December 31, 2005, and the corresponding adjustment to the accompanying Consolidated Statement of Cash Flows for the three and six month periods ended June 30, 2005, includes changes in restricted cash in investing activities and does not affect previously reported cash flows from operations or from financing activities in the Company's previously reported Consolidated Statements of Cash Flows, or its previously reported Consolidated Statements of loss for any period.

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